Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

May 11, 2023

By Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Kibum Park

Kenisha Nicholson

Re: Norhart Invest LLC (the “Company”) Response to SEC Comments on

Amendment No. 2 to Offering Statement on Form 1-A Filed April 26, 2023

File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

We are submitting this letter on behalf of our client, Norhart Invest LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 10, 2023 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 to Offering Statement on Form 1-A, as submitted with the SEC on April 26, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have their respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Amendment No. 2 to Form 1-A filed April 26, 2023 General

1.	Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the Series A “Floating” Promissory Notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the Series A “Floating” Promissory Notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

Response: We have made the changes as set forth in this Comment No. 1 to Amendment No. 3 of the Offering Circular on pages ___ and ____of Amendment No. 3 of the Offering Circular.

2.	We note that on page 2 and 23 you state that you “may offer Series B “Fixed” Promissory Notes” and that on page 21 you “may offer [p]romissory [n]otes.” (emphasis added). To comply with Rule 251(d)(3)(i)(F), the offering of the Series A notes and Series B notes must commence within two calendar days after the qualification date and be offered continuously thereafter. Please revise your disclosure to confirm that you will offer the Series A notes and Series B notes in compliance with Rule 251(d)(3)(i)(F).

Response: We have added language on pages 2 and 23 of Amendment No. 3 of the Offering Circular to address this Comment No. 2.

3.	Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the number of Series A notes and the number of Series B notes you intend to qualify in this offering.

Response: We have added language on page __ of Amendment No. 3 to the Offering Circular to address Comment No. 3 to the Comment Letter.

4.	Your response to comment 1 indicates that you intend to rely on Rule 253(b) to change the interest rate on the notes. Please note that Rule 253(b) and (g)(1) are only available for the initial supplement filed after qualification for the purposes of providing the pricing- related information omitted at qualification in reliance on Rule 253(b).

Response: We have added language on page __ and page __ of the Offering Circular to address Comment No. 4 of the Comment Letter.

5.	We note your response to comment 2. Please be advised that we are considering further the rollover feature of the Series B “Fixed” Promissory Notes and may have additional comments.

Response:

Investor Series A "Floating" Redemption Right, page 3

6.	We reissue comment 4. Please describe in this section the specific risks resulting in the company's inability to pay all of the Series A "Floating" Promissory Notes as they are redeemed.

Response: We have added Language on page ___ of Amendment No. 3 of the Offering Circular to address this Comment No. 6.

Risk Factors

The Promissory Note Purchase Agreement limits your rights in some important respects, page 7

7.	In response to comment 5, we note your disclosure that investors "cannot waive compliance with federal securities laws and the rules and regulations thereunder." Additionally, please disclose whether the arbitration provision applies to purchasers in secondary transactions.

Response:

Use of Proceeds, page 14

8.	It appears that you intend to use the proceeds from this offering to acquire securities of your affiliate. For example, on page 14, you indicate that you may acquire preferred equity, and, on page 20, you indicate that you “will use the proceeds of this offering primarily to purchase investments originated by Norhart ” Please note that to the extent you engage in the business of acquiring securities of another entity, you are engaged in a distribution of the securities of that entity. See Securities Act Rule 140. To the extent you intend to acquire securities of an affiliate, please identify such affiliate as co-issuer of the securities in this offering and Norhart Invest as underwriter of that affiliate’s securities. In addition, please explain how you will comply with Securities Act Rule 251(b)(4).

Response: We have added language on pages 14 and 20 of Amendment No. 3 to address this comment.

Please feel free to contact the undersigned at (919) 264-4081 to discuss any of the above comments or responses.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke

cc:	Tim Libertini
Brian Korn